EXHIBIT 99.12
                                                                   -------------


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[GRAPHIC OMITTED]
           [ADVANTAGE LOGO OMITTED]
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MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of August 11, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the three months ended June 30, 2005 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2004. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions to Unitholders for the three months ended June 30, 2005 were $0.78 per Unit, or $44.7 million and $1.62 per Unit, or $91.0 million for the six months ended June 30, 2005. The second quarter 2005 distributions were comprised of $0.28 per Unit for April and $0.25 per Unit for each of May and June. The amount distributed for the quarter represents 90% of total funds from operations during the period, compared to 89% in the second quarter of 2004. Since inception, the Fund has distributed $361 million or $10.33 per Unit which represents a total payout ratio of 93%.

Cash distributions to Unitholders were paid as follows:
Period ended                Record date          Payment date          Distribution       Distribution per Unit
---------------------------------------------------------------------------------------------------------------
April 30, 2005              April 29, 2005       May 16, 2005           $    16,036              $   0.28
May 31, 2005                May 31, 2005         June 15, 2005          $    14,322              $   0.25
June 30, 2005               June 30, 2005        July 15, 2005          $    14,335              $   0.25
---------------------------------------------------------------------------------------------------------------
                                                                        $    44,693              $   0.78
===============================================================================================================

PRODUCTION

Natural gas production for the three months ended June 30, 2005 averaged 79.5 mmcf/d, an increase of 8% over the 73.3 mmcf/d produced during the same period of 2004. For the six months ended June 30, 2005, natural gas production averaged
82.9 mmcf/d, an increase of 11% from the 74.5 mmcf/d produced during the first six months of 2004. The growth in gas production over 2004 was the result of the property acquisition from Anadarko Canada Corporation on September 15, 2004 and the acquisition of Defiant Energy Corporation on December 21, 2004 partially offset by flush production declines that resulted from the Fund's capital program.

Crude oil and natural gas liquids ("NGLs") production for the three months ended June 30, 2005 averaged 6,772 bbls/d, an increase of 118% as compared with 3,106 bbls/d produced in the second quarter of 2004. Crude oil and NGLs production for the first six months of 2005 averaged 6,832 bbls/d, an increase of 130% as compared to 2,974 bbls/d for the same period of 2004. The significant increase in liquids production was primarily the result of the acquisition of the Anadarko assets, Defiant Energy and production additions as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta.

Declines in production for the second quarter of 2005 compared to the first quarter of 2005 were primarily the result of flush production declines on the 2004 capital expenditure program combined with delays in production additions from the Fund's 2005 capital program due to extremely wet field conditions. In addition, plant turnarounds and maintenance during the second quarter of 2005 caused the shut-in of approximately 520 boe/d during the quarter.

COMMODITY PRICES & MARKETING

NATURAL GAS

Natural gas prices for the three months ended June 30, 2005 averaged $7.27/mcf ($7.30/mcf including hedging), compared to $6.65/mcf ($6.20/mcf including hedging) for the three months ended June 30, 2004. For the three months ended June 30, 2005 AECO daily prices averaged $7.35/mcf as compared to $6.64/mcf for the second quarter of 2004. For the six months ended June 30, 2005, natural gas prices averaged $6.88/mcf ($6.87/mcf including hedging), compared to $6.46/mcf ($6.24/mcf including hedging) realized in the same period of 2004.

Natural gas prices continue to strengthen as a result of summer heat in North America which has increased gas fueled air conditioning demand which has also continued to erode North American natural gas storage levels. Advantage continues to believe that the short and long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in

ADVANTAGE ENERGY INCOME FUND                                         PAGE 2 OF 7


the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists. In the second quarter of 2005 Advantage's production was weighted 66% to natural gas.

CRUDE OIL

Crude oil and NGLs prices averaged $56.57/bbl ($56.24/bbl including hedging) for the three months ended June 30, 2005, a 25% increase as compared with $45.36/bbl ($45.36/bbl including hedging) for the same period of 2004. For the six months ended June 30, 2005, crude oil and NGLs prices averaged $54.79/bbl ($54.63/bbl including hedging) compared to $43.24/bbl ($43.24/bbl including hedging) for the same period of 2004. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria, (iii) increased world wide demand, particularly in China and India and (iv) North American refinery capacity constraints. The price of WTI averaged $US53.13/bbl during the second quarter of 2005 compared to $US38.31/bbl in 2004. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

PRICE RISK MANAGEMENT

Advantage's natural gas hedging program resulted in gains of $0.2 million during the second quarter of 2005 or $0.03/mcf compared to hedging losses of $3.0 million or $0.45/mcf for the same period of 2004. For 2005 the Fund has currently hedged 56.9 mmcf/d for the period April to October at a variety of prices through both fixed price contracts and price collars.

Advantage's crude oil hedging program resulted in losses of $0.2 million or $0.33/bbl during the second quarter of 2005. Advantage did not have any crude oil hedges in place for the same period of 2004. The Fund has currently hedged 3,500 bbls/d for the period April to October at a variety of prices through both fixed price contracts and price collars.

As at June 30, 2005 the Fund has the following hedges in place:

     DESCRIPTION OF HEDGE               TERM                    VOLUME                AVERAGE PRICE
----------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price            April to October 2005        34,123 mcf/d             Cdn$7.45/mcf
         Collar                 April to October 2005        11,374 mcf/d      Floor  Cdn$6.86/mcf
                                                                             Ceiling  Cdn$8.18/mcf
         Collar                 April to October 2005        11,374 mcf/d      Floor  Cdn$7.02/mcf
                                                                             Ceiling  Cdn$8.02/mcf
     CRUDE OIL - WTI
         Fixed price           April to September 2005       1,750 bbls/d             US$52.11/bbl
         Collar                 April to October 2005        1,750 bbls/d      Floor  US$47.00/bbl
                                                                             Ceiling  US$56.75/bbl

At June 30, 2005, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $1.3 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. The Fund continues to monitor the commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $16.3 million for the three months ended June 30, 2005 or 18.6% of pre-hedged revenue compared with $10.6 million or 18.5% of pre-hedged revenue for same period of 2004. For the six months ended June 30, 2005, total royalties were $32.7 million or 19.1% of pre-hedged revenue compared with $21.1 million or 19.0% for the similar period of 2004. Advantage expects royalty rates will average approximately 20% based on the current portfolio of properties. The royalty rate for the three months ended June 30, 2005 was below the 20% anticipated royalty rate due to royalty adjustments and refunds received during the second quarter related to prior periods.

OPERATING COSTS

Operating costs for the second quarter of 2005 amounted to $13.3 million or $7.31/boe compared with $8.2 million or $5.90/boe for the three months ended

ADVANTAGE ENERGY INCOME FUND                                         PAGE 3 OF 7


June 30, 2004. Operating costs for the six months ended June 30, 2005 were $26.4 million or $7.05/boe as compared to $16.5 million or $5.91/boe for the same period of 2004. The increase in operating cost amounts reflects the significant increase in overall production. Higher per boe operating costs are partially due to the higher costs associated with properties acquired from Anadarko and Defiant during the second half of 2004. In addition, operating costs have steadily increased over the past several years due to higher power costs and higher field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the three months ended June 30, 2005 amounted to $1.6 million or $0.86/boe compared with $0.8 million or $0.56/boe for the three months ended June 30, 2004. For the six months ended June 30, 2005, G&A expense was $3.0 million or $0.81/boe, compared to $1.6 million or $0.58/boe for the same period of 2004. G&A expense increased due to higher staff levels that resulted from the growth of the Fund from production additions and acquisitions.

Management fees for the three months ended June 30, 2005 amounted to $0.9 million compared to $0.5 million for the second quarter of 2004. On a boe basis, management fees were $0.48/boe compared to $0.38/boe in 2004. For the six months ended June 30, 2005 management fees were $1.7 million or $0.45/boe compared to $1.1 million or $0.38/boe for the similar period of 2004. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. The 26% increase in management fees in the second quarter on a boe basis is primarily due to increased operating netbacks resulting from higher commodity prices.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the three months and six months ending June 30, 2005 no performance fee incentive has been accrued given that the total annualized return of the Fund is currently less than the 8% threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

INTEREST

Interest expense on bank debt for the second quarter of 2005 amounted to $2.3 million compared to the $1.4 million for the same period of 2004. For the six months ended June 30, 2005 interest expense was $4.9 million as compared to $2.7 million for the six months ended June 30, 2004. Average debt levels were higher during the three months ended June 30, 2005 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

Interest and accretion on convertible debentures was $3.4 million for the three months ended June 30, 2005 as compared to $2.0 million for the second quarter of 2004. For the first six months of 2005 interest and accretion expense was $6.8 million as compared to $4.5 million for the six months ended June 30, 2004. Interest and accretion expense increased primarily due to the issuance of $75 million 7.75% and $50 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. The increased interest from the additional debentures is partially offset by a general reduction of the other outstanding debenture balances resulting from holders exercising the conversion option. Accretion expense for the quarter ended June 30, 2005 was $0.5 million compared to $0.3 million for the three months ended June 30, 2004.

ADVANTAGE ENERGY INCOME FUND                                         PAGE 4 OF 7

CASH NETBACKS (PER BOE)
                                                             Three months ended                    Six months ended
                                                                   June 30                              June 30
                                                              2005        2004                    2005         2004
----------------------------------------------------------------------------------------------------------------------
     Revenue                                               $  47.99     $  41.02                $  45.75     $  39.65
     Hedging                                                   0.02        (2.15)                  (0.08)       (1.07)
     Royalties                                                (8.94)       (7.59)                  (8.74)       (7.55)
     Operating costs                                          (7.31)       (5.90)                  (7.05)       (5.91)
----------------------------------------------------------------------------------------------------------------------

     Operating                                             $  31.76     $  25.38                $  29.88     $  25.12
     General and administrative                               (0.86)       (0.56)                  (0.81)       (0.58)
     Management fees                                          (0.48)       (0.38)                  (0.45)       (0.38)
     Interest expense                                         (1.28)       (1.00)                  (1.32)       (0.96)
     Interest on convertible debentures                       (1.55)       (1.19)                  (1.52)       (1.34)
     Taxes                                                    (0.31)       (0.23)                  (0.35)       (0.22)
----------------------------------------------------------------------------------------------------------------------

     FUNDS FROM OPERATIONS                                 $  27.28     $  22.02                $  25.43     $  21.64
----------------------------------------------------------------------------------------------------------------------


DEPLETION, DEPRECIATION AND ACCRETION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision for three months ended June 30, 2005 increased to $33.5 million from $20.7 million for the same period of 2004. The increased provision is the result of higher production volumes and a higher per boe rate. The DD&A rate for the second quarter of 2005 was $18.39/boe compared with $14.58/boe in 2004. The DD&A provision for the six months ended June 30, 2005 was $68.3 million or $18.27/boe compared to $41.0 million or $14.64/boe for the same period of 2004.

TAXES

Current taxes paid or payable for the three months ended June 30, 2005 primarily represents capital tax and amounted to $0.6 million, compared to $0.3 million expensed in the three months ended June 30, 2004. Current taxes for the six months ended June 30, 2005 was $1.3 million, an increase from $0.6 million for the same period of 2004. Capital taxes are based on debt and equity levels of the Fund at the end of the year and have increased due to Advantage's significant growth. As a result of new legislation, capital taxes are to be gradually eliminated over the next several years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended June 30, 2005, the Fund recognized an income tax recovery of $1.0 million compared to a $1.8 million recovery for the second quarter of 2004. The future income tax recovery for the six months ended June 30, 2005 was $6.1 million compared to $9.5 million for the similar period ended June 30, 2004.

In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at June 30, 2005 the operating company had a future income tax liability balance of $104.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

NON-CONTROLLING INTEREST

Non-controlling interest expense for the three month period ended March 31, 2005 was $0.1 million. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG") issued Exchangeable Shares as partial consideration for the acquisition of Defiant that occurred at the end of 2004. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. At June 30, 2005, only 110,416 Exchangeable Shares were outstanding and non-controlling interest expense will continue to be minor.

ADVANTAGE ENERGY INCOME FUND                                         PAGE 5 OF 7


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's remaining contractual obligations and commitments:

                                                          PAYMENTS DUE BY PERIOD
     ($ millions)                       TOTAL          2005          2006           2007          2008
-------------------------------------------------------------------------------------------------------
     Building lease                    $   3.9       $  0.7        $   1.4        $  1.3        $   0.5
     Capital lease                     $   2.0       $  0.2        $   0.4        $  1.4              -
     Pipeline/transportation           $   3.6       $  1.2        $   1.8        $  0.5        $   0.1
-------------------------------------------------------------------------------------------------------
     TOTAL CONTRACTUAL OBLIGATIONS     $   9.5       $  2.1        $   3.6        $  3.2        $   0.6
=======================================================================================================


LIQUIDITY AND CAPITAL RESOURCES

On February 9, 2005 Advantage issued 5,250,000 Advantage Trust Units at $21.65 per Unit for gross proceeds of $113.7 million, $107.6 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general corporate purposes. As at June 30, 2005 the Fund had 57.3 million Trust Units outstanding.

As at August 11, 2005, Advantage has 57.3 million Trust Units and 110,296 Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 121,184 Trust Units. The Fund also had $143.8 million convertible debentures outstanding at August 11, 2005 that can be converted to 7.3 million Trust Units.

At June 30, 2005 Advantage had bank debt outstanding of $237.3 million. Advantage has an agreement with a syndicate of four Canadian chartered banks and finalized the renewal of the facility in May 2005. The agreement provides for a $335 million facility consisting of a $325 million extendible revolving loan facility and a $10 million operating loan facility, both of which are due for renewal in May 2006. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments made in 2005 to the repayment terms, the debt is classified as a long-term liability on the consolidated balance sheet. At June 30, 2005 Advantage also had a working capital deficiency of $17.3 million.

In December 2004, Advantage assumed two capital lease obligations as a result of the Defiant acquisition. These two capital leases were repaid in May 2005 for $6.8 million.

For the three month period ended June 30, 2005, the Fund spent $21.8 million on capital expenditures. Approximately $17.2 million was expended on drilling and completion operations where the Fund drilled a total of 7.4 net (12 gross) wells and recompleted an additional eight wells primarily at Open Lake and in southeast Saskatchewan. Three 100% working interest horizontal wells were drilled and completed at Nevis, Alberta and two 100% working interest horizontal wells were drilled at Steelman, Saskatchewan. Approximately $4.3 million was expended during the quarter on facilities and equipping primarily related to the construction of a central oil battery and additional compression facilities at Nevis and to install two three stage compressors at Wainwright and Manville, Alberta. Capital expenditures for the six months ended June 30, 2005 amounted to $54.5 million.

ADVANTAGE ENERGY INCOME FUND                                         PAGE 6 OF 7

     SOURCES AND USES OF FUNDS ($ THOUSANDS)
                                                                SIX MONTHS ENDED
                                                                  JUNE 30, 2005
--------------------------------------------------------------------------------
     SOURCES OF FUNDS
        Funds from operations                                       $   95,060
        Units issued, net of costs                                     107,616
        Property dispositions                                            2,581
--------------------------------------------------------------------------------

                                                                    $  205,257
--------------------------------------------------------------------------------

     USES OF FUNDS
        Capital expenditures                                        $   54,537
        Asset retirement expenditures                                      737
        Purchase adjustment of Defiant acquisition                         352
        Property acquisitions                                              213
        Distributions paid to Unitholders                               89,116
        Decrease in bank debt                                           29,752
        Reduction of capital lease obligations                           7,515
        Increase in working capital and other                           23,035
--------------------------------------------------------------------------------

                                                                    $  205,257
--------------------------------------------------------------------------------

QUARTERLY PERFORMANCE

     ($ thousands, except per Unit amounts)
                                                 2005                        2004                                  2003
                                             Q2        Q1         Q4         Q3         Q2         Q1         Q4          Q3
-----------------------------------------------------------------------------------------------------------------------------
Net revenues                          $ 81,144   $ 55,778   $ 68,521   $ 48,255   $ 44,436   $ 32,227   $ 36,074    $ 34,483
Net income (loss) (1)                 $ 26,537   $  4,015   $  4,855   $  4,965   $  9,770   $  4,448   $ (3,527)   $  8,386
Net income (loss) per Unit, basic     $   0.46   $   0.07   $   0.11   $   0.12   $   0.25   $   0.12   $  (0.11)   $   0.27
Net income (loss) per Unit, diluted   $   0.46   $   0.07   $   0.11   $   0.12   $   0.25   $   0.12   $  (0.11)   $   0.27

(1) Net income (loss) has been restated to reflect changes in accounting policies as disclosed in the Notes to the Consolidated Financial Statements.

The table above highlights the Fund's performance for the second quarter of 2005 and also for the preceding seven quarters. Net revenues are primarily impacted by commodity prices, production volumes and royalties. Significant increases in net revenues occurred in the second quarter of 2004 through the second quarter of 2005 due to considerably higher crude oil prices and the acquisition of the Anadarko assets in September 2004 and Defiant in December 2004.

FINANCIAL REPORTING UPDATE

During 2005 there were several changes to financial reporting requirements. The changes impacting Advantage are noted below. FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at

ADVANTAGE ENERGY INCOME FUND                                         PAGE 7 OF 7


less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

EXCHANGEABLE SHARES

In March 2005, the CICA's Emerging Issues Committee ("EIC") amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which is effective for periods ending on June 30, 2005. The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of Advantage, were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

NON-GAAP MEASURES

Funds from operations and per Unit and payout ratio are not recognized measures under the Canadian generally accepted accounting principles ("GAAP"). Management believes that funds from operations and payout ratio are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

ADDITIONAL INFORMATION

Additional information relating to Advantage, including the annual information form, can be found on SEDAR at www.sedar.com


August 11, 2005